U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                FORM 12b-25
                        NOTIFICATION OF LATE FILING

                                                Commission File Number 001-12671
(Check One):
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[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
For Period Ended:  December 31, 2001
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    (Not applicable)
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant      The Hartcourt Companies, Inc.

Former Name if Applicable

                             19222 Pioneer Blvd., Suite 100
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Address of Principal Executive Office (Street and Number)

                             Cerritos, California 90703
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)
      |  (a)      The reasons described in reasonable detail in Part
      |           III of this form could not be eliminated without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, Form 20-F, 11-K,
[X}   |           Form N-SAR, or portion thereof, will be filed on
      |           or before the fifteenth calendar day following the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's independent auditors have not yet completed the audit of the Registrant's December 31, 2001 consolidated financial statements.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Manu Ohri                        (562)          653-0400 ext. 207
      ----------------------        -----------       ------------------
      (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes    [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                             [X] Yes    [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is awaiting on certain information to complete the company's fiscal year end audit and depending upon the outcome of the information, the results of the Registrant may significantly change from prior fiscal year.




                          The Hartcourt Companies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 30, 2002                  By:  /s/ Alan Phan
       ------------------                   ------------------------------
                                     Name:      Alan Phan
                                    Title:      Chairman

                            Weinberg & Company, P.A.
                        1875 Century Park East, Suite 600
                          Los Angeles, California 90067
                               Tel: (310) 407-5450
                               Fax: (310) 407-5451


March 30, 2002


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of The Hartcourt Companies, Inc.(the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 2001 because we have not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2001 and are, therefore, unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statement  made by the  Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.

                                                    Very truly yours,



                                                    /s/ Weinberg & Company, P.A.